Filed by Power & Digital Infrastructure Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Power & Digital Infrastructure Acquisition Corp.

Commission File No. 001-40046

PRESS RELEASE www.corescientific.com

ATLAS MINING SELECTS CORE SCIENTIFIC TO HOST OVER 100 MW IN NEW GENERATION MINING EQUIPMENT

Scale, Stability and Carbon Neutral Power Drive Demand for U.S. Hosting at Core Scientific

AUSTIN, Texas, Oct. 5, 2021 – Core Scientific Holding Co. (“Core Scientific” or “the Company”), a leader in customizable infrastructure to large scale customers for blockchain hosting and digital asset mining, today announced that Atlas Mining, one of the largest digital asset miners in the world, has selected Core Scientific to host a large quantity of new Bitcoin miners that will require more than 100 MW of power when fully implemented. Installation of the new miners is expected to take place over a 15-month period.

“We are honored that Atlas Mining has chosen Core Scientific as its primary hosting partner in the United States,” said Mike Levitt, Chief Executive Officer of Core Scientific. “Core Scientific’s unmatched scale in North America enables us to accommodate the largest digital asset miners seeking to operate in a stable environment and with a net carbon neutral footprint. We look forward to a long-term partnership that will deliver best-in-class hosting services to Atlas Mining.”

“Core Scientific is our partner of choice in North America because of their ability to scale, deep knowledge of blockchain data center operations and professionalism,” said Raymond Yuan, Founder of Atlas Mining. “Core Scientific’s commitment to 100% net carbon neutral operations, innovation that drives profitability, and deep industry partnerships align very well with our values, and we look forward to a long, productive relationship.”

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Core Scientific is one of the largest blockchain infrastructure providers in North America, utilizing its facilities and technology for both hosted mining and self-mining of digital assets. Core Scientific owns and operates data centers in North Carolina, Kentucky and Georgia. A new data center in North Dakota is scheduled to begin operation in the fourth calendar quarter of 2021. Core Scientific’s proprietary Minder® fleet management software combines the company’s hosting expertise with data analytics to deliver maximum uptime, alerting, monitoring and management of all miners in the Company’s network.

Core Scientific is a founding member of the Bitcoin Mining Council, which is dedicated to promoting transparency, sharing best practices and educating the public on the benefits of Bitcoin and Bitcoin mining.

About Core Scientific

Core Scientific is a best-in-class, large scale operator of dedicated, purpose-built facilities for digital asset mining and a premier provider of blockchain infrastructure, software solutions and services. As announced on July 21, 2021, Core Scientific entered into a definitive agreement with Power & Digital Infrastructure Acqusition Corp. (“XPDI”) (Nasdaq: XPDI, XPDW, XPDIU), a special purpose acquisition company, which would result in Core Scientific becoming a publicly listed company upon receiving regulatory approval, approval by Core Scientific’s and XPDI’s stockholders of the proposed merger and satisfaction of other customary closing conditions. To learn more, visit www.corescientific.com.

About Atlas Mining

Atlas Mining maintains an extensive computing network and digital infrastructures in multiple countries and regions across North America, North Europe and Middle Asia. The distributed operation brings boundless growth potential to the company, thus placing Atlas Mining in a truly unique position in this industry. In addition to the business expansion, Atlas Mining also helps in creating more job opportunity locally along with the long-standing commitment to advancing initiatives across ESG topics. It aims to empower the digital future with an anti-fragile network.

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Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are inherently subject to risks, uncertainties and assumptions. Such forward-looking statements include, but are not limited to, statements regarding possible or assumed future actions, business strategies, events or results of operations; projections, estimates and forecasts of revenue and other financial and performance metrics; projections of market opportunity and expectations; the estimated implied enterprise value of the combined company following the proposed merger between XPDI and Core Scientific (the “Transaction”); the combined company’s ability to scale and grow its business and source clean and renewable energy; the advantages and expected growth of the combined company; the combined company’s ability to source and retain talent; the cash position of the combined company following closing of the Transaction; XPDI’s and Core Scientific’s ability to consummate the Transaction; expectations related to the terms, timing and benefits of the Transaction; risks related to the novel coronavirus (“COVID-19”) pandemic or the emergence of variant strains of COVID-19; the maintenance of key strategic relationships with partners and distributors; and changes in laws and regulations, including tax laws and laws relating to protection of the environment. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of XPDI’s and Core Scientific’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of XPDI and Core Scientific. These forward-looking statements are subject to a number of risks and

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uncertainties, including the ability of XPDI and Core Scientific to successfully or timely consummate the proposed Transaction, including the risk that necessary regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction or approval of the stockholders of XPDI; failure to realize the anticipated benefits of the proposed Transaction; the combined company’s ability to execute on its business model, potential business expansion opportunities and growth strategies, retain and expand customers’ use of its services and attract new customers and source and maintain talent; risks relating to the combined company’s sources of cash and cash resources; risks relating to the blockchain and frontier technology infrastructure sectors, including the unregulated nature of the digital asset space and potential future regulations, volatility of the price of digital assets, changes in the award structure for solving digital assets and limited availability of electric power resources; risks relating to Core Scientific’s and the combined company’s vulnerability to security breaches; risks relating to the uncertainty of the projected financial information with respect to the combined company; the combined company’s ability to manage future growth; the effects of competition on the combined company’s future business; the amount of redemption requests made by XPDI’s public stockholders; the ability of XPDI or the combined company to issue equity or equity-linked securities in connection with the proposed Transaction or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the impact of the COVID-19 pandemic on Core Scientific’s or the combined company’s business and the global economy; and those factors discussed in XPDI’s final prospectus related to its initial public offering dated February 9, 2021 under the heading “Risk Factors,” in XPDI’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 under the heading “Risk Factors” filed with the SEC on May 25, 2021 and other documents of XPDI filed, or to be filed, with the SEC. If any of these risks materialize or XPDI’s or Core Scientific’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither XPDI nor Core Scientific presently know or that XPDI and Core Scientific currently believe are immaterial that could also cause actual results to differ from those

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contained in the forward-looking statements. In addition, forward-looking statements reflect XPDI’s and Core Scientific’s expectations, plans or forecasts of future events and views as of the date of this press release. XPDI and Core Scientific anticipate that subsequent events and developments will cause XPDI’s and Core Scientific’s assessments to change. However, while XPDI and Core Scientific may elect to update these forward-looking statements at some point in the future, XPDI and Core Scientific specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing XPDI’s and Core Scientific’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

As of June 30, 2021, over 50% of the power used in Core Scientific’s operation was generated from non-carbon emitting sources by local power providers pursuant to long-term power contracts. The Company determines whether power is generated from non-emitting energy sources from dispatch reports or grid generation mix reports provided by our power providers. Based on these reports Core Scientific purchased Green-e certified renewable energy credits (“RECs”) to offset 100% of our carbon consumption. The Company expects to maintain its 100% net carbon neutrality by increasing its overall use of renewable power and by purchasing RECs when necessary.

Additional Information and Where to Find It

The proposed Transaction will be submitted to stockholders of XPDI for their approval. The Registration Statement on Form S-4 that XPDI has filed with the SEC includes a proxy statement/prospectus, which will be distributed to XPDI’s stockholders in connection with XPDI’s solicitation of proxies for the vote on the proposed Transaction. After the Registration Statement has been declared effective, XPDI will mail the proxy statement/prospectus to XPDI stockholders as of the record date established for voting on the proposed Transaction and other matters to be presented at the special meeting of XPDI stockholders. XPDI’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto because these documents contain important information about XPDI, Core Scientific and the proposed Transaction. Stockholders may also obtain a copy of the proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed Transaction and other documents filed with the SEC by XPDI, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 321 North Clark Street, Suite 2440, Chicago, IL 60654.

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Participants in the Solicitation

XPDI, Core Scientific and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from XPDI’s stockholders in connection with the proposed Transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of XPDI’s stockholders in connection with the proposed Transaction will be set forth in XPDI’s proxy statement/prospectus that has been filed with the SEC. You can find more information about XPDI’s directors and executive officers in XPDI’s final prospectus related to its initial public offering dated February 9, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts

Investors:

Steven Gitlin

ir@corescientific.com

Media:

press@corescientific.com

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